FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 January 2013

HSBC ENTERS 10-YEAR BANCASSURANCE AGREEMENTS WITH AIG AND ALLIANZ IN CONTINENTAL EUROPE

HSBC Bank plc ('HSBC Bank'), a wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), has entered into a 10-year bancassurance agreement with AIG Europe Limited (the 'AIG Agreement') through which HSBC Group companies will distribute AIG non-life insurance products to customers in Turkey, France, and other countries in Continental Europe as may be agreed. The arrangements for distribution of products in Turkey and France will be on an exclusive basis.

Total consideration of approximately US$55m in cash will be paid under the AIG Agreement by AIG Group companies to HSBC Group companies for the opportunity to be the exclusive providers of non-life insurance products distributed by HSBC Group companies to customers in Turkey and France.

HSBC Bank has also entered into a sale and purchase agreement to sell its French subsidiary, HSBC Assurances IARD ('HAI'), to AIG for a consideration of up to approximately US$14.5m, subject to adjustment based upon the net asset value at 31 December 2012 and including a deferred payment of up to US$1.2m based upon written premiums in 2013.

The AIG Agreement and the sale and purchase agreement are conditional upon country-specific distribution agreements being entered into in respect of Turkey and France between HSBC Group companies and AIG Group companies.

Separately, HSBC Bank has entered into a 10-year bancassurance agreement with Allianz SE (the 'Allianz Agreement') through which HSBC Group companies will distribute Allianz life insurance and pension products to customers in Turkey and other countries in Continental Europe as may be agreed. HSBC Bank A.Ş. Turkey will enter into a country-specific agreement in Turkey under which consideration of US$30m in cash will be paid by Allianz Group companies to HSBC Bank A.Ş. Turkey for the opportunity to be the exclusive providers of life insurance and pensions products distributed by HSBC Group companies to customers in Turkey.

Under the bancassurance arrangements AIG Group companies and Allianz Group companies will pay commissions on product sales and make other payments to HSBC Group companies.

The bancassurance agreements, including the country-specific agreements, and the sale and purchase agreement, are all subject to regulatory approval. The AIG Agreement and the Allianz Agreement are expected to become unconditional, and the sale and purchase agreement is expected to complete, in the first half of 2013.

The bancassurance agreements and the sale of HAI represent further progress in the execution of the HSBC Group strategy.

Media enquiries to:
France
Sophie Ricord	+ 33 (0) 140703305	sophie.ricord@hsbc.fr
Turkey
Asli Arbel	+ 90 (0) 212 3764365	asliarbel@hsbc.com.tr
UK
Brendan McNamara	+ 44 20 7991 0655	brendan.mcnamara@hsbc.com

Investor Relations enquiries to:
Guy Lewis	+44 207 9921938	guylewis@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 28 January 2013